                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

      SEC FILE NUMBER
          1-14227

       CUSIP NUMBER
         024377103

                                  (Check One):

[  ] Form 10-K and Form 10-KSB    [  ] Form 20-F   [x] Form 10-Q and 10-QSB     [ ] Form N-SAR


         For Period Ended:      September 30, 1999

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:__________________________

         _______________________________________Read

  Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I--REGISTRANT INFORMATION

         Full Name of Registrant         American Bank Note Holographics, Inc.

         Former Name if Applicable

                                       N/A

         Address of Principal Executive Office (Street and Number)

                             399 Executive Boulevard

         City, State and Zip Code                   Elmsford, New York  10523

PART II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule12b-25(b), the following should be completed. (Check box if appropriate)

[ x ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below, in reasonable detail, the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

The Company has just completed the audit of its balance sheets at December 31, 1997 and 1998 and related statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements reflect restatements of the years ended December 31, 1996 and 1997, as well as adjustments to the unaudited results of the first three quarters of 1998 previously reported by prior management. Until such restatement was complete, the Company could not compile the financial information necessary to complete its Form 10-Q in accordance with Regulation S-X in a timely manner without reasonable effort and expense. It will now proceed to compile the information necessary to complete its Form 10-Q.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Kenneth Traub                 (914)                  592-2355
        (Name)                    (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [ ]Yes [ x ] No

         The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

         The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999.

         The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1999.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [ x ]Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Since the Company is in the process of compiling the information necessary to complete its Form 10-Q, the Company cannot provide a reasonable estimate of results at this time. The Company's response to this item, is supplemented by the contents of the press releases issued by the Company on January 19, 1999, January 25, 1999, February 1, 1999, February 4, 1999, March 26, 1999, April 9, 1999, April 15, 1999, July 21, 1999, September 30, 1999 and November 15, 1999.
Each of such press releases (other than the July 21, 1999, September 30, 1999 and November 15, 1999 press releases; a copy of the latter is attached hereto as Exhibit A) was included as an Exhibit to a Current Report on Form 8-K (filed on January 20, 1999, January 26, 1999, February 1, 1999, February 5, 1999, March 30, 1999, April 9, 1999 and April 16, 1999, respectively) and all such press releases are hereby incorporated by reference herein.

                      American Bank Note Holographics, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   November 15, 1999                By:        /s/ Kenneth Traub
                                         ----------------------------
                                         Kenneth Traub, President

                                                                       EXHIBIT A

           AMERICAN BANK NOTE HOLOGRAPHICS ANNOUNCES COMPLETION OF THE AUDITS OF ITS FINANCIAL STATEMENTS FOR 1996, 1997 AND 1998

          FINANCIAL STATEMENTS REFLECT ADJUSTMENTS TO 1996 AND 1997 AND EACH OF THE QUARTERS OF 1998 PREVIOUSLY REPORTED BY PRIOR MANAGEMENT

ELMSFORD, N.Y. - NOVEMBER 15, 1999 - American Bank Note Holographics, Inc. announced today that the Company's independent auditors, Deloitte & Touche LLP, have completed the audits of the Company's balance sheets at December 31, 1997 and 1998 and the related statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements reflect restatements of the years ended December 31, 1996 and 1997 as well as adjustments to the unaudited results of the first three quarters of 1998 previously reported by prior management.

The Company announced audited financial results for the years ended December 31, 1996 (restated), 1997 (restated) and 1998, as follows:

- 1996 sales were $ 27.5 million. Net income was $4.3 million, or $0.32 per share.

- 1997 sales were $23.1 million. Net income was $2.8 million, or $0.21 per share.

- 1998 sales were $28.7 million. Net income was $1.1 million, or $0.08 per share.

The Company's stockholders' equity as of December 31, 1998 was $14.5 million.

Kenneth Traub, President of the Company, said, "The restatement and audit of the Company's historical financial statements was a substantial and time consuming undertaking. Now that the restatement has been completed, we look forward to bringing all of the Company's SEC filings current over the next several weeks and moving on to other important priorities for the future."

Mr. Traub continued, "1999 was a transition year for American Bank Note Holographics during which we addressed many of the most pressing issues facing the Company, restored stability to the business, and began to focus on long-term growth initiatives. We are proud of the progress we have made this year in a challenging environment, and we look forward to continuing this progress and enhancing our leadership position in the industry."

During 1999, the Company confronted a variety of challenges and achieved some important milestones and accomplishments. The challenges included the following:

     - In January, the Company disclosed that its previously issued financial statements for 1996, 1997 and the first three quarters of 1998 all required restatement. This gave rise either directly or indirectly to several other issues that were significant to the Company.

     - The Company was notified by its commercial bankers, led by the Chase Manhattan Bank, that it was in default on its bank debt. At the time of the IPO, the Company was born with $5.2 million of secured bank debt and nominal cash.

     - The Chairman and Chief Executive Officer, the President and Chief Operating Officer, the VP Finance, the Controller, and the VP Operations all resigned from their positions with the Company.

     - Class Action lawsuits were filed against the Company on behalf of shareholders. The Securities and Exchange Commission and the United States Attorney's office commenced investigations.

     - The New York Stock Exchange suspended trading and indicated its intention to seek the delisting of the Company's stock due to the failure to file the required financial documents with the SEC. While the Company does not expect its securities to resume trading on the NYSE, the Company expects to seek to have its securities traded on another stock exchange or NASDAQ when it becomes current with all of its SEC filings.

     - As a result of the above issues, the Company was under a great deal of scrutiny by concerned customers, suppliers, employees, lenders, shareholders, lawyers, regulators and others.

In light of these issues, the Company took a series of actions and achieved some important accomplishments:

     - The Audit Committee of the Company's Board of Directors conducted an extensive investigation into the Company's prior management and accounting practices.

     - The Company recruited and built a strong new management team. Kenneth Traub, President; Salvatore D'Amato, Chairman; Russell LaCoste, Executive Vice President of Business Development and Marketing; Alan Goldstein, Chief Financial Officer; George Condos, Controller; and Peter Sorbo, Director of Research and Development and Engineering, all joined or rejoined the Company in 1999.

     - We negotiated an Amendment to the Loan Agreement with Chase which waived the existing defaults, and then closed a refinancing with Foothill Capital Corporation, which enabled the Company to repay the Chase facility and improve its capital structure.

     - We generated positive cash flow enabling us to reduce debt. We accomplished this during a challenging period in which we had a substantial amount of non-recurring expenditures relating to the issues described above. Early in the year, we implemented improved cost control and balance sheet management initiatives which helped us achieve this cash flow and debt reduction.

     - We restructured operations to improve accountability and reduce expenses, including headcount reductions of approximately 50 employees. We believe we have been successful in retaining all of our most important employees, and we have created a stronger, more efficient workforce.

     -    We have implemented improved information and accounting systems.

     - We have been cooperating with the SEC and the U.S. Attorney in connection with their investigations.

     - We have made a lot of progress in restoring our reputation among our customers and within our industry.

     - We have succeeded in retaining the great majority of our customer relationships and we have developed some important new customers.

     - We have started to pursue new applications and markets for our products. For instance, we believe there is an increasing demand for holograms on bank notes (currency), and we have started to develop improved solutions that better meet the needs and requirements of this market.

     - We have studied our patent rights and certain commercial agreements. We succeeded in persuading a competitor to pay past due royalties in excess of $800,000 that were owed from the fourth quarter of 1997 through the second quarter of 1999, and to resume future royalty payments pursuant to a patent license agreement that the Company had previously entered into. We believe our patent portfolio is very valuable and we intend to continue to leverage the value of our intellectual property and patent rights.

 Mr. Traub continued, "This year, our priorities were to address the problems we inherited and stabilize the business. While it was difficult, I believe we accomplished much of what we needed to do this year, and we are now a stronger company going into the year 2000. Our current priorities are to focus on enhancing our reputation in the marketplace, continuing to improve product quality and customer service, and seizing new product and market opportunities to strengthen our leadership position in our industry."

 Salvatore D'Amato, Chairman of the Board of the Company, added, "While it was unfortunate to see the company that I started 18 years ago go through such a difficult experience, I am delighted to be working closely with Ken to help address the issues we inherited this year and position the company for the future. We have a strong management team now that is committed to not only moving the Company forward, but developing more of the innovative products and programs on which American Bank Note Holographics has built its reputation. We have accomplished a lot this year and I am excited about the opportunities for the future."

American Bank Note Holographics is a leader in the origination, production, and marketing of mass-produced secure holograms. The Company's products are used for security applications, such as counterfeiting protection for credit and other transaction cards, identification cards and documents of value, as well as for tamper resistance and authentication of high-value consumer and industrial products.

This news release includes forward-looking statements that involve risks and uncertainties. Although the Company believes such statements are reasonable, it can make no assurances that such statements will prove to be correct. Such statements are subject to certain factors which may cause actual results to differ materially from the forward-looking statements, including but not limited to, risks associated with our ability to resolve problems resulting from the need to restate prior period financial statements; pending shareholder litigation; competition in the market for holograms; retaining and attracting key employees; and changes in business conditions which might impact customers and suppliers. The Company undertakes no obligation to publicly release results of any of these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected results.

Contact:

American Bank Note Holographics, Inc.
Kenneth H. Traub
President
914-592-2355

                                      # # #

STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 1998, 1997 (AS RESTATED)  AND 1996 (AS RESTATED)
(IN THOUSANDS, EXCEPT SHARE DATA)
--------------------------------------------------------------------------------

                                                  1998            1997            1996
                                                  ----            ----            ----
SALES                                           $ 28,669        $ 23,085       $ 27,516

COSTS AND EXPENSES:

    Cost of sales                                 19,064          12,153         14,710

    Selling, general, administrative
        and depreciation and amortization          7,371           6,949          5,852
                                                --------        --------       --------

        Total costs and expenses                  26,435          19,102         20,562
                                                --------        --------       --------

OPERATING INCOME                                   2,234           3,983          6,954

OTHER-Net:
    Royalty income                                   554             785            128
    Interest and other income (expense)             (400)            182            373
                                                --------        --------       --------

INCOME BEFORE INCOME TAXES                         2,388           4,950          7,455

INCOME TAXES                                       1,269           2,130          3,117
                                                --------        --------       --------

NET INCOME                                      $  1,119        $  2,820       $  4,338
                                                ========        ========       ========

NET INCOME PER SHARE:
    Basic and diluted                           $   0.08        $   0.21       $   0.32
                                                ========        ========       ========

BALANCE SHEETS
DECEMBER 31, 1998 AND 1997 (AS RESTATED)
(IN THOUSANDS)
--------------------------------------------------------------------------------

ASSETS                                                1998          1997
                                                      ----          ----
CURRENT ASSETS:
    Cash and cash equivalents                      $  4,319       $    253
    Accounts receivable, net                          4,023          5,897
    Inventory, net                                    5,827          6,031
    Deferred income taxes                             1,777            708
    Prepaid expenses and other                          427             95
                                                   --------       --------
        Total current assets                         16,373         12,984

MACHINERY, EQUIPMENT AND
    LEASEHOLD IMPROVEMENTS - Net                      5,325          5,695

OTHER ASSETS                                            680             43

EXCESS OF COST OVER NET ASSETS ACQUIRED- Net          8,442          8,793
                                                   --------       --------
TOTAL ASSETS                                       $ 30,820       $ 27,515
                                                   ========       ========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
    Bank debt                                      $  5,591       $    674
    Current portion of notes payable                    304              -
    Accounts payable                                  4,376          2,244
    Accrued expenses                                  2,619          1,382
    Customer advances                                 1,460              -
                                                   --------       --------
        Total current liabilities                    14,350          4,300

OTHER LONG-TERM LIABILITIES,
    INCLUDING NOTES PAYABLE                             477            460

DEFERRED INCOME TAXES                                 1,463          1,590
                                                   --------       --------
        Total liabilities                            16,290          6,350
                                                   --------       --------

STOCKHOLDERS' EQUITY:
    Common stock                                        136            136
    Additional paid-in capital                       11,627         11,627
    Retained earnings                                 2,767         35,536
    Due from former parent and affiliates                 -        (26,134)
                                                   --------       --------
        Total stockholders' equity                   14,530         21,165
                                                   --------       --------
TOTAL LIABILITIES AND
    STOCKHOLDERS' EQUITY                           $ 30,820       $ 27,515
                                                   ========       ========